Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects provides information that we believe to be relevant to an assessment and understanding of our results of operations, financial condition and prospects for the periods described and as of the date of this Operating and Financial Review and Prospects. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and the notes to the financial statements, which are included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission, or SEC, on April 20, 2026, or the 2025 Annual Report, including the consolidated annual financial statements as of, and for the year ended, December 31, 2025, and the accompanying notes included therein, including the information under “Item 5. Operating and Financial Review and Prospects” in the 2025 Annual Report.

Unless the context otherwise requires, all references to “BrainsWay,” “we,” “us,” “our,” the “Company” and similar designations refer to BrainsWay Ltd., a limited liability company incorporated under the laws of the State of Israel, and its consolidated subsidiaries. The term “including” means “including but not limited to”, whether or not explicitly so stated, consolidated subsidiaries, unless the context otherwise requires.

Financial and Other Information

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “USD” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of June 30, 2026 ($1 = NIS 2.978). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated herein into U.S. dollars using exchange rates in effect at the date of the transactions.

Cautionary Note Regarding Forward-Looking Statements

This Operating and Financial Review and Prospects contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of BrainsWay. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of these risks in greater detail in Item 3.D. under the heading “Risk Factors” in our 2025 Annual Report.

All forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the 2025 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

Company Overview

General

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. We are boldly advancing neuroscience with our proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to be cleared by the FDA for three separate mental health condition indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo-controlled studies. Current indications include major depressive disorder (MDD), including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression, obsessive-compulsive disorder (OCD), and smoking addiction. We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of, and broad access to, Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hyperactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD and smoking addiction. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

Our first commercial H1 Coil Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world. In addition, our second Deep TMS commercial product received FDA marketing authorization in August 2018 as an adjunct therapy for adult patients suffering from OCD, and we currently market this product to the same general clientele as our MDD systems. Furthermore, our third Deep TMS commercial product received FDA marketing authorization in August 2020 as a short-term therapy for smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA for our Deep TMS for its use for the reduction of comorbid anxiety symptoms in adult patients with depression. In August 2022, we received 510(k) clearance from the FDA for the use of our H7 Coil to treat MDD (including anxious depression). In 2024, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of patients within the 69-86 age range suffering from late life depression. In September 2025, we received FDA clearance for an expansion of our existing MDD clearance allowing for an “accelerated” treatment protocol for patients with MDD, including those with comorbid anxiety symptoms. In November 2025, the FDA granted us an expanded indication for our Deep TMS system allowing for the treatment of adolescent patients (ages 15-21) with depression as an adjunct therapy. Our sales and marketing efforts are currently focused in the United States, where we generated approximately 75% and 84% of our revenues in the six months ended June 30, 2026 and 2025, respectively.

We believe that Deep TMS represents a platform technology that provides an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological, and addiction disorders. We are planning clinical trials for other indications, including neurological and/or addiction disorders.

Our current customers are principally doctors, mental health clinics, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions (five times a week over a period of four weeks) and thereafter up to 24 additional maintenance-continuation sessions (twice weekly over a period of up to 12 weeks). The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA has also cleared a 3 minute “Theta Burst” treatment protocol. The SWIFT, or accelerated protocol, approved in September 2025, is comprised of an acute phase of 5 sessions per day for 6 days (over a 14 day period), followed by 2 sessions per day once a week for 4 weeks, with each session lasting less than 10 minutes. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation and no systemic side effects are associated with this therapy.

In the United States, we sell or lease Deep TMS systems by one of the following two methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of between 48 and 60 months, for unlimited use; and (ii) a sales or purchase model in which the Deep TMS system is sold to the customer for a fixed purchase price. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. These flexible offerings are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base. We commercialize Deep TMS for OCD based generally on either the sale model, or as part of a fixed-fee lease model together with our MDD system. Following our receipt of FDA clearance for smoking addiction, we completed controlled and limited market releases of our system for this indication, and are currently in the process of a clinical data collection effort to facilitate a long term commercial plan for this product.

As of June 30, 2026, we had an installed base of approximately 1,949 Deep TMS systems, whereby 755 systems were leased from us, and an additional 1,194 systems were sold by us prior to June 30, 2026. Our installed base increased by 242 systems during the six months ended June 30, 2026. In addition, as of June 30, 2026, we had shipped 104 H7 Coils as additional coils attached to certain of our new and existing systems following our receipt in August 2018 of marketing approval from the FDA for our OCD system.

For the six months ended June 30, 2026, our revenues were $32.6 million compared to $24.2 million for the six months ended June 30, 2025, representing an increase of 35%. Our net income for the six months ended June 30, 2026 was $5.0 million, compared to $3.1 million for the six months ended June 30, 2025, representing an increase of 60%. As of June 30, 2026, we had an accumulated deficit of $85.8 million. Our primary sources of capital to date have been from public offerings in Israel and in the United States, and private placements of our securities, grants from the Israel Innovation Authority (IIA), borrowings under our credit facilities, the lease and sale and commercialization of our products and services.

We expect our research, development, and clinical trials expenses to increase in connection with our ongoing activities, particularly as we continue to develop next generation technology (including in the areas of multichannel and rotational field TMS), roll out additional features on our current platform (including beta testing of additional remote capabilities), pursue future confirmatory trials and data collection efforts for existing indications, and seek FDA clearance for new indications such as fatigue in MS, addictions (including alcohol, cocaine and/or opioid addiction), pain and other potential psychiatric and neurological indications. We believe that our existing cash resources will be sufficient to enable us to fund our operating expenses and capital expenditure requirements in the foreseeable future.

Recent Developments

Strategic Investments

We continued expanding our minority investment portfolio through strategic investments in Hopemark Health, Radial Health, BrainStim, and Active Recovery TMS, as well as a $6.0 million second-tranche convertible loan investment in Neurolief.

Remaining Performance Obligations

As of June 30, 2026, our remaining performance obligations grew 30% year-over-year to $80.4 million.

Components of Our Results of Operations

Revenues

We derive our revenues from the lease and sale of our Deep TMS systems. We offer the following main pricing models:

●	Sale Model: The Deep TMS system is sold to the customer for a fixed purchase price.

●	Fixed-fee Lease Model: The customer leases the Deep TMS system and pays a fixed annual or monthly fee for the term of the lease (generally between 48 and 60 months).

Additional revenues may be generated from certain customers in certain territories who are or may potentially be under a Pay Per Use model, whereby the customer pays a fixed fee per every patient session during which the system is used. Further potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, which is generally for one year, and from variable or usage fees based on the number of treatments performed with the system.

We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets.

Our revenues from the operating leases of our Deep TMS systems are recognized on a straight-line method over the term of the lease. Usage based fees, if applicable, are recognized as revenue when we are entitled to receive such revenue. Our revenues from sales are recognized when control of the system is transferred to the customer, generally upon delivery of the system.

Cost of revenues and gross margin

Our cost of revenues includes a significant component for the Deep TMS systems that we sell under our sales model. The cost of revenues for systems that we sell primarily consists of the costs of raw materials, including components purchased from our third-party contract manufacturers, and manufacturing and assembly of the components that we perform ourselves. The entire cost of the Deep TMS system is recognized upon such sales.

In the case of our other models, including our fixed-fee lease model, we maintain ownership of the Deep TMS systems and place our systems at sites for use by our customers, rather than selling them outright. Cost of revenues for these models includes a significant component of depreciation of the Deep TMS systems. We expect to continue to own our Deep TMS systems that have been placed under these models for the foreseeable future, which allows us to maintain our relatively low cost of revenues for those systems.

The cost of revenues for systems that we lease or sell also includes costs related to personnel, royalties to PHS and Yeda, shipping, and costs related to our operations department. We expect our cost of revenues to increase in absolute dollars to the extent our revenues increase.

Research and development expenses, net

Research and development expenses, net, consist primarily of personnel expenses, including salaries and related benefits and share-based compensation for employees, laboratory materials, regulatory costs, patents, facility costs, and travel expenses, as well as expenses associated with outsourced professional scientific development services, and the costs of multi-center and other clinical trials.

We expect to continue to incur research and development expenses for the foreseeable future as we advance the development of our Deep TMS technology for various neurological and/or addiction disorders, as well as for various hardware and software development projects related to the Deep TMS system.

Selling and marketing expenses

Selling and marketing expenses consist of marketing and commercial activities related to the sale and lease of our Deep TMS systems, as well as certain personnel expenses, including salaries and related benefits, sales commissions and share-based compensation for employees, collection fees and facility costs. Other significant sales and marketing costs include conferences, trade shows, and promotional and marketing activities, including direct and online marketing, SEO, earned media, practice support programs, media campaigns and travel expenses.

While we anticipate relative stability in current headcount levels for our existing commercial organization, we plan on investing additional resources including certain added roles to align with our strategic and growth initiatives.

General and administrative expenses

General and administrative expenses consist primarily of personnel expenses, including salaries and related benefits, share-based compensation, and travel expenses for employees in executive, finance, information technology, legal, and human resource functions. General and administrative expenses also include the cost of insurance, allowance for doubtful accounts, professional services, including legal and accounting fees, as well as administrative costs, including corporate facility costs.

General and administrative costs also include, but are not limited to, consulting, investor relations, listing fees on The Nasdaq Global Market and the Tel Aviv Stock Exchange, costs associated with reporting and compliance in the United States and Israel, as well as director and officer insurance premiums. We anticipate that our general and administrative expenses will decrease as we realign our corporate activities.

Finance income

Our finance income consists primarily of interest earned on our bank deposits, hedging and remeasurement of warrants and investments.

Finance expenses

Our finance expenses consist primarily of financing costs related to our outstanding liability to the IIA on account of grants received for financing our research and development activity, as well as expenses related to bank charges and foreign currency exchange transactions.

Income Taxes Expense

Our income taxes expense is derived primarily from income generated from the sales and lease of our Deep TMS systems by our U.S. subsidiary. During the six months ended June 30, 2026 and 2025, we recorded deferred tax assets in respect of temporary differences in the U.S. subsidiary.

Critical Accounting Policies and Estimates

The preparation of unaudited condensed consolidated interim financial statements, in conformity with IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our financial statements included in the 2025 Annual Report and in Note 2 to our unaudited condensed consolidated interim financial statements included as Exhibit 99.1 to this Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales vs. lease mix of our products and the mix of the various components of the products, sale prices, and production costs, as well as changes in the scope and composition of our expenses. Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g., lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Operating Results

	For the six months ended June 30,
	2026	2025
	Unaudited (U.S. dollars in thousands except per share data)
Revenues	$32,638	$24,168
Cost of revenues	8,197	6,059
Gross profit	24,441	18,109
Research and development expenses	6,100	4,676
Selling and marketing expenses	9,782	9,102
General and administrative expenses	4,163	3,177
Total operating expenses	20,045	16,955
Operating profit	4,396	1,154
Finance income	2,130	3,414
Finance expense	1,198	1,207
Profit before income taxes	5,328	3,361
Income taxes	328	227
Net profit and total comprehensive income	$5,000	$3,134
Basic net earnings per share	$0.13	$0.08
Diluted net earnings per share	$0.12	$0.07

Six Months Ended June 30, 2026 compared to Six Months Ended June 30, 2025

Revenues

Our total revenues were $32.6 million for the six months ended June 30, 2026, compared to $24.2 million for the six months ended June 30, 2025. The increase in revenues of $8.5 million, or 35%, is primarily attributed to an increase in leases and sales of our Deep TMS systems to customers. Revenues from sales and leases were 72% and 21%, respectively, of the revenues for the six months ended June 30, 2026, compared to 64% and 24%, respectively, of the revenues for the six months ended June 30, 2025.

Cost of revenues and gross margin

Our cost of revenues was $8.2 million for the six months ended June 30, 2026, compared to $6.1 million for the six months ended June 30, 2025. The increase of $2.1 million, or 35%, is primarily attributed to an increase in sales volumes. There has been no material change in our gross margin as a percentage of revenue for the last three years.

Research and development expenses

Our research and development expenses were $6.1 million for the six months ended June 30, 2026, compared to $4.7 million for the six months ended June 30, 2025. The increase of $1.4 million, or 30%, is primarily attributed to increased headcount and greater use of subcontractors to support software development activities.

Selling and marketing expenses

Our selling and marketing expenses were $9.8 million for the six months ended June 30, 2026, compared to $9.1 million for the six months ended June 30, 2025. The increase of $0.7 million, or 7%, is primarily attributed to increased advertising activities.

General and administrative expenses

Our general and administrative expenses were $4.2 million for the six months ended June 30, 2026, compared to $3.2 million for the six months ended June 30, 2025. The increase of $1.0 million, or 31%, is primarily attributed to higher provisions for doubtful accounts and professional fees.

Finance income, net

Our finance income, net, was $0.9 million for the six months ended June 30, 2026, compared to finance income, net of $2.2 million for the six months ended June 30, 2025. The decrease of $1.3 million is primarily due to lower interest income and to lower gains from hedging activities.

For information on the impact of currency fluctuations on our company, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of our 2025 Annual Report.

For more information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations in Israel, please see also “Item 3D. Risk Factors—Risks Related to Our Functions in Israel” of our 2025 Annual Report.

Liquidity and Capital Resources

As of June 30, 2026, we had cash, cash equivalents and restricted cash totaling $62.4 million and an accumulated deficit of $85.8 million, compared to cash, cash equivalents and restricted cash totaling $68.0 million, and an accumulated deficit of $90.8 million as of December 31, 2025. We incurred positive cash flows from operating activities of $7.5 million and $17.4 million for the six months ended June 30, 2026 and 2025, respectively. We incurred operating losses from our inception through the year ended December 31, 2023, and reached a net profit commencing the six months ended June 30, 2024 through the six months ended June 30, 2026, mainly due to an increase in sales. Our primary sources of capital to date have been from public offerings in the U.S. and Israel and private placements of our securities, grants from the IIA, and leases and sales of our Deep TMS systems. From inception through June 30, 2026, we raised approximately $149 million from placements of our securities and the exercise of options.

Our primary contractual obligations consist of liabilities in respect of research and development grants received from the IIA, royalties in respect of license agreements for the use of some of our intellectual property with Yeda and PHS, as well as lease liabilities in respect of corporate facilities and vehicles. For information about our contractual obligations, see Notes 11 and 12 to our financial statements included in our 2025 Annual Report.

Based on our current business plan, we believe that our cash resources as of June 30, 2026 and the anticipated revenues from sales of our products will be sufficient to fund our operating expenses and capital expenditure requirements in the foreseeable future, including the subsequent investments made toward our business development strategic initiative transactions with Tangient, Radial Health and Sound Minds.

Cash Flows

The table below summarizes our cash flow activities for the indicated periods:

	For the Six Months Ended June 30,
	2026	2025
	Unaudited (in U.S. dollars thousands)
Net cash provided by operating activities	7,475	17,393
Net cash used in investing activities	(11,971)	(17,825)
Net cash used in financing activities	(1,056)	(1,019)
Exchange rate differences on cash and cash equivalents	(40)	18
Decrease in cash and cash equivalents	(5,592)	(1,433)

Operating Activities

Net cash provided by operating activities was $7.5 million during the six months ended June 30, 2026, compared to $17.4 million provided by operating activities during the six months ended June 30, 2025. The decrease of $9.9 million is primarily due to a lower increase in deferred revenues and an increase in trade receivables during the six months ended June 30, 2026.

Investing Activities

Net cash used in investing activities was $12.0 million during the six months ended June 30, 2026, compared to $17.8 million used in investing activities during the six months ended June 30, 2025. The decrease in cash used in investing activities is mainly due to the absence of the $10.0 million bank-deposit investment made in the prior-year period and the purchase of financial assets measured at fair value of $10.1 million in the six months ended June 30, 2026.

Financing Activities

Net cash used in financing activities was $1.1 million during the six months ended June 30, 2026, compared to $1.0 million used in financing activities during the six months ended June 30, 2025. Net cash used was substantially consistent, reflecting repayment of research and development grant liabilities of approximately $0.7 million and lease-liability repayments.

Government Grants

During the six months ended June 30, 2026, we did not receive any additional grants from the Israeli government, while we repaid approximately $0.85 million in respect of refundable grants through royalties, compared to approximately $0.6 million during the six months ended June 30, 2025. For a discussion of our existing government grants related to our research and development efforts, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Government Grants” in our 2025 Annual Report.

Warrant Activity

In connection with the private placement to Valor BrainsWay Holdings, LLC (“Valor”), consummated on November 5, 2024, we issued Valor a warrant to purchase 1,500,000 ADSs (the “Valor Warrant”), at an exercise price of $9.50686 per ADS , or the Valor Warrant Exercise Price. The Valor Warrant became exercisable upon issuance thereof at the closing of the Valor investment and was to remain exercisable for 18 months after the initial issuance date. In October 2025, we received an exercise notice from Valor with respect to all of the issuable ADSs under the Valor Warrant. At our request, the parties agreed for the Valor Warrant to be exercised on a cashless basis, resulting in the issuance of 553,730 ADSs to Valor with no cash proceeds received by us.

Research and Development, Patents, and Licenses

No significant changes with respect to our research and development efforts occurred during the six months ended June 30, 2026. For descriptions of our research and development, patent and licenses, please see “Item 5. Operating and Financial Review and Prospects— C. Research and Development, Patents, and Licenses” in our 2025 Annual Report

Trend Information

No significant changes with respect to trends occurred during the six months ended June 30, 2026. For descriptions of our trend information, please see “Item 5. Operating and Financial Review and Prospects— D. Trend Information” in our 2025 Annual Report.